

July 20, 2012

<u>Via E-mail</u>
John G. Stumpf
Chairman, President and Chief Executive Officer
Wells Fargo & Company
420 Montgomery Street
San Francisco, California 94163

      Re: Wells Fargo & Company
             Form 10-K for the Fiscal Year Ended December 31, 2011
             Filed February 28, 2012
             File No. 001-02979

Dear Mr. Stumpf:

We have reviewed your response dated May 1, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Exhibit 13 — Noninterest income, page 37

1.   Please confirm that your disclosure in future filings will reflect your response to prior comment one.

Definitive Proxy Statement on Schedule 14A filed March 15, 2012

2011 Annual Incentive Compensation, page 62

2.   We note your response to prior comment 14. Please expand your revised disclosure in future filings (to the extent applicable) to clarify for investors that the HRC does not

"adjust [the annual incentive award amount] to reflect the evaluation of the Labor Market Peer Group data."

3.   Regarding your response to prior comment 15, it remains unclear how "the HRC evaluates business line financial results for the applicable business line leader," including the extent to which the HRC uses its discretion in awarding these awards. Please provide us with revised disclosure that clearly explains how the overall business line financial results for the applicable named executive officers factor into the annual incentive awards that the HRC ultimately grants.

        Please contact Celia Soehner at (202) 551-3463 or Michael Seaman, Special Counsel, at (202) 551-3366 with any questions.

                                                Sincerely,

                                                /s/ Stephanie J. Ciboroski

                                                Stephanie J. Ciboroski
                                                Senior Assistant Chief Accountant